Exhibit 21.1

LIST OF SUBSIDIARIES

Name	Jurisdiction of Incorporation

Molina Information Systems, LLC, dba Molina Medicaid Solutions	California
Molina Healthcare of California	California
Molina Healthcare of California Partner Plan, Inc.	California
Molina Healthcare of Washington, Inc.	Washington
Molina Healthcare of Michigan, Inc.	Michigan
Molina Healthcare of Utah, Inc.	Utah
Molina Healthcare of New Mexico, Inc.	New Mexico
Molina Healthcare of Ohio, Inc.	Ohio
Molina Healthcare of Texas, Inc.	Texas
Molina Healthcare of Nevada, Inc.	Nevada
Molina Healthcare Insurance Company	Ohio
Alliance for Community Health LLC, dba Molina Healthcare of Missouri	Missouri
Molina Healthcare of Florida, Inc.	Florida
Molina Healthcare of Virginia, Inc.	Virginia
Molina Information Systems, LLC, dba Molina Medicaid Solutions	California